Exhibit 21.1

SUBSIDIAIRES OF GREENWAVE TECHNOLOGY SOLUTIONS INC.

Subsidiaries	Place of Incorporation
Empire Services Inc.	Virginia
Liverman Metal Recycling, Inc.	North Carolina
Scrap App, Inc.	Delaware
Empire Staffing, LLC	Delaware
Greenwave Elite Sports Facility, Inc.	Delaware